SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 3)*

                        CONSTELLATION ENERGY GROUP, INC.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    210371100
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                       MidAmerican Energy Holdings Company
                            Attn: Douglas L. Anderson
                              1111 South 103 Street
                                    7th Floor
                              Omaha, NE 68124-1000
                                 (402) 231-1642
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 Peter J. Hanlon
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  May 12, 2009
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



-------------------------------                              -------------------
CUSIP No. 210371100
-------------------------------                              -------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            MIDAMERICAN ENERGY HOLDINGS COMPANY
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Iowa
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    12,476,154  (See Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0  (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                12,476,154  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

            12,476,154  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.26%  (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------                              -------------------
CUSIP No. 210371100
-------------------------------                              -------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            MEHC INVESTMENT, INC.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            South Dakota
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    12,476,154 (See Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0  (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                12,476,154  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

            12,476,154  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.26%  (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------                              -------------------
CUSIP No. 210371100
-------------------------------                              -------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            BERKSHIRE HATHAWAY INC.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    12,476,154  (See Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0  (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                12,476,154  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

            12,476,154  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.26%  (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            HC, CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------                              -------------------
CUSIP No. 210371100
-------------------------------                              -------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            WARREN E. BUFFETT
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States citizen
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    12,476,154  (See Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0  (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                12,476,154  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

            12,476,154  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.26%  (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN
----------- --------------------------------------------------------------------

     This statement amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the U.S. Securities and Exchange Commission (the "SEC") on December 29, 2008, as amended by Amendments Nos. 1 and 2 thereto previously filed with the SEC on January 22, 2009 and February 9, 2009, respectively (the "Schedule 13D"), relating to the shares of common stock, without par value (the "Common Stock"), of Constellation Energy Group, Inc., a Maryland corporation (the "Issuer"), with principal executive offices at 100 Constellation Way, Baltimore, Maryland 21202, and constitutes Amendment No. 3 to the Schedule 13D. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the
Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

     Items 5(a) through 5(c) of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

     (a) As of May 13, 2009, MEHC and MEHC Investment each beneficially owns an aggregate of 12,476,154 shares of Common Stock held directly by MEHC Investment, constituting approximately 6.26% of the outstanding shares of Common Stock.

     Mr. Buffett may be deemed to control Berkshire, which controls MEHC. Berkshire owns 89.5% of the voting common stock of MEHC. Thus, Berkshire and Mr. Buffett may also be considered to beneficially own the shares of Common Stock held by MEHC Investment.

     None of the Reporting Persons nor to the knowledge of the Reporting Persons, any other person named in Annex A of the Schedule 13D, owns any shares of the Issuer other than as set forth herein.

     (b) Each of the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to 12,476,154 shares of Common Stock.

     (c) Annex B hereto sets forth certain information with respect to all transactions in the Common Stock effected during the past 60 days by any of the Reporting Persons. All such transactions were sales effected in the open market.

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 2009


                                        MidAmerican Energy Holdings Company




                                        By:    /s/ Douglas L. Anderson
                                               ---------------------------------
                                               Name:   Douglas L. Anderson
                                               Title:  Attorney-in-Fact



                                        MEHC Investment, Inc.




                                        By:    /s/ Douglas L. Anderson
                                               ---------------------------------
                                               Name:   Douglas L. Anderson
                                               Title:  Attorney-in-Fact



                                        Berkshire Hathaway Inc.



                                        By:    /s/ Douglas L. Anderson
                                               ---------------------------------
                                               Name:   Douglas L. Anderson
                                               Title:  Attorney-in-Fact



                                        Warren E. Buffett




                                        By:    /s/ Douglas L. Anderson
                                               ---------------------------------
                                               Name:   Douglas L. Anderson
                                               Title:  Attorney-in-Fact

                                     Annex B

             (Transactions by the Reporting Persons in Common Stock
                      effected during the past sixty days)

---------------------- --------------- ---------------- ------------------------
   Reporting Person          Date           Shares          Price Per Share
---------------------- --------------- ---------------- ------------------------
    MEHC Investment        4/9/2009         41,736                $23.07
---------------------- --------------- ---------------- ------------------------
    MEHC Investment       4/13/2009         3,330                 $23.02
---------------------- --------------- ---------------- ------------------------
    MEHC Investment       4/15/2009         40,000                $23.06
---------------------- --------------- ---------------- ------------------------
    MEHC Investment       4/17/2009         3,100                 $23.05
---------------------- --------------- ---------------- ------------------------
    MEHC Investment       4/23/2009         2,513                 $23.01
---------------------- --------------- ---------------- ------------------------
    MEHC Investment       4/24/2009         60,600                $23.04
---------------------- --------------- ---------------- ------------------------
    MEHC Investment       4/27/2009         30,800                $23.03
---------------------- --------------- ---------------- ------------------------
    MEHC Investment       4/28/2009         26,400                $23.10
---------------------- --------------- ---------------- ------------------------
    MEHC Investment       4/29/2009        100,000                $23.12
---------------------- --------------- ---------------- ------------------------
    MEHC Investment       4/30/2009        100,000                $23.69
---------------------- --------------- ---------------- ------------------------
    MEHC Investment        5/1/2009        100,000                $24.57
---------------------- --------------- ---------------- ------------------------
    MEHC Investment        5/5/2009        100,000                $24.47
---------------------- --------------- ---------------- ------------------------
    MEHC Investment        5/6/2009        133,527                $24.75
---------------------- --------------- ---------------- ------------------------
    MEHC Investment        5/7/2009        300,000                $25.49
---------------------- --------------- ---------------- ------------------------
    MEHC Investment        5/8/2009        500,000                $26.04
---------------------- --------------- ---------------- ------------------------
    MEHC Investment       5/11/2009        304,045                $26.08
---------------------- --------------- ---------------- ------------------------
    MEHC Investment       5/12/2009        500,000                $26.25
---------------------- --------------- ---------------- ------------------------
    MEHC Investment       5/13/2009          6,002                $26.05
---------------------- --------------- ---------------- ------------------------